ANNEX A

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of March 7, 2025:

Reporting Persons	Shares Held Directly	Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Resolute Compo Holdings LLC (1)	4,107,534	0		4,107,534	0		4,107,534	4,107,534	48.2%
Tungsten 2024 LLC (1)	73,330	0		4,180,864	0		4,180,864	4,180,864	49.0%
Thomas Knott (1)	0	0		4,107,534	0		4,107,534	4,107,534	48.2%
John Cote (1)	0	125,000	(2)	4,180,864	125,000	(2)	4,180,864	4,305,864	50.5%

(1)	Tungsten is the record holder of 73,330 shares of Common Stock. Resolute Compo Holdings is the record holder of 4,107,534 shares of Common Stock. Tungsten is the managing member of Resolute Compo Holdings. Mr. John Cote is the manager of Tungsten. Mr. Knott is a member of Resolute Compo Holdings. Tungsten has the right to vote and dispose of the shares of Common Stock it holds of record and, as managing member, has the right to vote and dispose of the shares of Common Stock held of record by Resolute Compo Holdings, subject to certain consultation rights held by Mr. Knott. Accordingly, each of Tungsten and Mr. John Cote may be deemed to share beneficial ownership of the shares of Common Stock held of record by Tungsten, and each of Resolute Compo Holdings, Tungsten, Mr. John Cote and Mr. Knott may be deemed to share beneficial ownership of the shares of Common Stock held of record by Resolute Compo Holdings.
(2)	Shares held through Ridge Valley LLC, of which Mr. John Cote serves as manager.
(3)	Based on 8,525,994 shares of Common Stock that were outstanding as of February 28, 2025.